SECURITIES AND EXCHANGE COMMISSION

                           Washington, DC  20549



(Mark One)

                                 FORM 11-K
  X             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
_____       THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
                FOR THE FISCAL YEAR ENDED DECEMBER 31, 1993



                                    or


              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
           THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
             FOR THE TRANSITION PERIOD FROM                TO

                            ___________________



                      _______________________________


                       COMMISSION FILE NUMBER 1-3608

                      _______________________________



                   WARNER-LAMBERT SAVINGS AND STOCK PLAN





                          WARNER-LAMBERT COMPANY
         (Name of issuer of securities held pursuant to the plan)





                              201 Tabor Road
                     Morris Plains, New Jersey  07950
             (Address of issuer's principal executive offices)










            WARNER-LAMBERT
        SAVINGS AND STOCK PLAN
         FINANCIAL STATEMENTS
        DECEMBER 31, 1993 AND
          DECEMBER 31, 1992

                       WARNER-LAMBERT

                   SAVINGS AND STOCK PLAN

                INDEX TO FINANCIAL STATEMENTS

                                                      Page(s)

Report of Independent Accountants                        1

Statement of Net Assets Available for
 Plan Benefits as of December 31, 1993                   2

Statement of Net Assets Available for
 Plan Benefits as of December 31, 1992                   3

Statement of Changes in Net Assets Available
 for Plan Benefits for the year ended
 December 31, 1993                                       4

Statement of Changes in Net Assets Available
 for Plan Benefits for the two month period ended
 December 31, 1992                                       5

Statement of Changes in Net Assets Available
 for Plan Benefits for the year ended
 October 31, 1992                                        6

Notes to Financial Statements                          7 - 10

Exhibit I   -  Master Trust Statement of Net
               Assets Available for Plan Benefits
               as of October 31, 1993 and 1992

Exhibit II  -  Master Trust Statement of Changes
               in Net Assets Available for Plan
               Benefits for the year
               ended October 31, 1993 and two
               months ended October 31, 1992

Exhibit III -  Notes to the Master Trust Financial
               Statements

Schedule I  -  Schedule of Assets Held for
               Investment at October 31, 1993

Schedule II -  Schedule of party-in-interest
               transactions and transactions
               involving an amount in excess of 5%
               of the fair value of plan assets

              REPORT OF INDEPENDENT ACCOUNTANTS

June 20, 1994

To the Participants and Administrator of the Warner-Lambert Savings and Stock Plan

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets of the Warner-Lambert Savings and Stock Plan at December 31, 1993 and 1992, and the changes in net assets for the year ended December 31, 1993, two month period ended December 31, 1992 and the year ended October 31, 1992, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's administrator; our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICE WATERHOUSE

                                             WARNER-LAMBERT
                                         SAVINGS AND STOCK PLAN
                                         STATEMENT OF NET ASSETS
                                       AVAILABLE FOR PLAN BENEFITS
                                         AS OF DECEMBER 31, 1993
                                         (Dollars in thousands)


                            W-L      W-L
                          Company  Employee            Fixed                           Small-Cap
                           Stock    Stock   S&P 500   Income   International   Balanced Value   Combined
                           Fund     Fund     Fund      Fund        Fund        Fund     Fund    Funds
                          -------  -------- -------   ------   ------------- --------  ------- --------

Assets:

Investments in Warner-
 Lambert Master Trust,
 at market value
 (cost $360,101)          $172,429 $ 68,801 $ 63,176  $143,313  $  9,413     $  7,471  $ 8,611 $473,214

Contribution receivable
  Participant                    -        -        -         -         -            -        -        -
  Company                        -        -        -         -         -            -        -        -

Participant loans
 receivable                     73    2,125    1,659     4,279        10           35        -    8,181
                          -------- -------- --------  --------  --------     --------  ------- --------

Net assets available
 for plan benefits        $172,502 $ 70,926 $ 64,835  $147,592  $  9,423      $ 7,506  $ 8,611 $481,395
                          ======== ======== ========  ========  ========     ========  ======= ========














                               The accompanying notes are an integral part
                                      of the financial statements.

                              WARNER-LAMBERT
                          SAVINGS AND STOCK PLAN
                          STATEMENT OF NET ASSETS
                        AVAILABLE FOR PLAN BENEFITS
                          AS OF DECEMBER 31, 1992
                          (Dollars in thousands)



                            W-L      W-L
                          Company  Employee            Fixed
                           Stock    Stock    Equity    Income  Combined
                            Fund     Fund     Fund      Fund     Funds
                          -------  -------- --------  -------- --------

Assets:

Investments in Warner-
 Lambert Master Trust,
 at market value
 (cost $311,240)          $177,381 $ 74,011 $ 56,612  $149,001 $457,005


Contributions receivable
  Participant                    -    1,687      494     1,114    3,295
  Company                    4,683      167        -         -    4,850


Participant loans
 receivable                      -    1,867      966     3,231    6,064
                          -------- -------- --------  -------- --------

Net assets available
 for plan benefits        $182,064 $ 77,732 $ 58,072  $153,346 $471,214
                          ======== ======== ========  ======== ========





























                The accompanying notes are an integral part
                       of the financial statements.

                                             WARNER-LAMBERT
                                         SAVINGS AND STOCK PLAN
                                   STATEMENT OF CHANGES IN NET ASSETS
                                       AVAILABLE FOR PLAN BENEFITS
                                         AS OF DECEMBER 31, 1993
                                         (Dollars in thousands)

                            W-L       W-L
                          Company   Employee           Fixed                           Small-Cap
                           Stock     Stock   S&P 500  Income   International   Balanced Value   Combined
                           Fund      Fund     Fund     Fund        Fund        Fund     Fund    Funds
                          -------   -------- -------  ------   ------------- --------  ------- --------

Allocated portion of
 net assets from
 investment activities
 in the Warner-Lambert
 Master Trust, including
 $291 of interest income
 on participant loans        3,744      (409)  6,190   11,241         552        132       274   21,724

Contributions
  Participant                    -    12,582   6,220   10,286         136        108       123   29,455
  Company                   13,695         -       -        -           -          -         -   13,695
                           -------  -------- -------  -------  ----------    -------   ------- --------
Total contributions         13,695    12,582   6,220   10,286         136        108       123   43,150

Distributions to
  participants              21,483     6,931   5,040   20,294           5          5         8   53,766

Administrative expenses        248       208     174      290           3          2         2      927

Interfund transfers          5,270    11,840     433    6,697      (8,743)    (7,273)   (8,224)       0
                           -------  -------- -------  -------  ----------    --------- ------- --------

Increase/(decrease) in
  net assets during the
  year                      (9,562)   (6,806)  6,763   (5,754)      9,423      7,506     8,611   10,181

Net assets available for
  plan benefits

  Beginning of period      182,064    77,732  58,072    153,346         0          0         0  471,214
                          --------  -------- -------    -------  ----------  --------- ------- --------
  End of period           $172,502  $ 70,926 $64,835   $147,592   $ 9,423    $ 7,506   $ 8,611 $481,395
                          ========  ======== =======   ========  ==========  ========= ======= ========

                               The accompanying notes are an integral part
                                      of the financial statements.

                              WARNER-LAMBERT
                          SAVINGS AND STOCK PLAN
                    STATEMENT OF CHANGES IN NET ASSETS
                        AVAILABLE FOR PLAN BENEFITS
             FOR THE TWO MONTH PERIOD ENDED DECEMBER 31, 1992
                          (Dollars in thousands)



                            W-L      W-L
                          Company  Employee            Fixed
                           Stock    Stock    Equity    Income  Combined
                            Fund     Fund     Fund      Fund     Funds
                          -------  -------- --------  -------- --------

Allocated portion of
 net assets from
 investment activities
 in the Warner-Lambert
 Master Trust, including
 $77 of interest income
 on participant loans     $  1,874 $   902  $ 2,550   $ 1,848  $  7,174

Contributions
  Participant                    -   2,940      911     1,734     5,585
  Company                    5,098     367        -         -     5,465
                          -------- -------  -------   -------  --------
Total contributions          5,098   3,307      911     1,734    11,050

Distributions to
  participants               2,697     756      964     2,646     7,063

Administrative expenses         54      25       26        38       143

Interfund transfers              -   8,633      784    (9,417)        -
                          -------- -------  -------   -------  --------

Increase/(decrease) in
  net assets during the
  period                     4,221  (5,205)   1,687    10,315    11,018

Net assets available for
  plan benefits

  Beginning of period      177,843  82,937   56,385   143,031   460,196
                          -------- -------  -------   -------  --------

  End of period           $182,064 $77,732  $58,072  $153,346  $471,214
                          ======== =======  =======   =======  ========














                The accompanying notes are an integral part
                       of the financial statements.

                              WARNER-LAMBERT
                          SAVINGS AND STOCK PLAN
                    STATEMENT OF CHANGES IN NET ASSETS
                        AVAILABLE FOR PLAN BENEFITS
                    FOR THE YEAR ENDED OCTOBER 31, 1992
                          (Dollars in thousands)

                            W-L      W-L
                          Company  Employee            Fixed
                           Stock    Stock    Equity    Income  Combined
                            Fund     Fund     Fund      Fund     Funds
                          -------  -------- --------  -------- --------
Income from investments:
  Dividends               $  4,026 $  1,639 $  1,198  $      - $  6,863
  Interest                      36      298       92     9,942   10,368

Net realized gain on
  securities sold            6,744    2,414      283         -    9,441

Changes in (depreciation)/
  appreciation             (25,108)  (9,358)   1,810     1,218  (31,438)

Allocated portion of
 net assets from invest-
 ment activities in the
 Warner-Lambert Master Trust,
 including $441 of interest
 income on participant
 loans                       9,319    4,143      743     1,546   15,751
                           ------- -------- --------  -------- --------

(Decrease)/increase in net
 assets from investment
 activities                 (4,983)    (864)   4,126    12,706   10,985

Contributions
  Participant                    -   19,335    4,780    10,546   34,661
  Company (includes $1,500
  treasury stock transfer)   7,064    2,121        -         -    9,185
                           ------- -------- --------  -------- --------
Total contributions          7,064   21,456    4,780    10,546   43,846

Distributions to
 participants               17,086    6,332    3,544    15,493   42,455

Administrative expenses        308      131      130       214      783

Interfund transfers              -   11,475  (17,213)    5,738        -

Transfer to Warner-Lambert
 Savings and Stock Plan for
 Colleagues in Puerto Rico   1,380    2,487      657     1,738    6,262
                           ------- -------- --------  -------- --------
(Decrease)/increase in net
 assets during the year    (16,693)     167   21,788        69    5,331

Net assets available for
 plan benefits

 Beginning of year         194,536   82,770   34,597   142,962  454,865
                          -------- -------- --------  -------- --------

 End of year              $177,843 $ 82,937 $ 56,385  $143,031 $460,196
                          ======== ======== ========  ======== ========


                The accompanying notes are an integral part
                       of the financial statements.

                         WARNER-LAMBERT
                     SAVINGS AND STOCK PLAN
                  NOTES TO FINANCIAL STATEMENTS
                     (Dollars in thousands)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The financial statements of the Warner-Lambert Savings and Stock Plan (the "Plan") are prepared on the accrual basis of accounting. The Plan year end was changed to a calendar year effective on and after January 1, 1993. Consequently, the period November 1 to December 31, 1992 constitutes a short plan year.

Master Trust Arrangement

Effective September 1, 1992, assets of the Warner-Lambert Company Savings and Stock Plan were transferred into the Warner-Lambert Company Master Trust (the "Master Trust"). Also effective at this time, assets in the Warner-Lambert Savings and Stock Plan relating to investments held for employees in Puerto Rico were transferred into a newly created plan, the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico (the "Puerto Rico Plan"). The assets of both plans are maintained in the Master Trust which has an October 31 year end.

The assets of the Plan are maintained in the Master Trust on a commingled basis with the assets of the Puerto Rico Plan. These assets have been commingled for investment purposes. Employer contributions and benefit payments are identified with each participating plan whereas earnings and expenses were allocated proportionately to the plans by the trustee on a basis equivalent to the proportionate units of participation. Effective September 1, 1993, T. Rowe Price Associates, Inc. replaced State Street Bank and Trust Company of Boston as trustee, recordkeeper and investment manager. Effective with the change in trustee, earnings and expenses are now recorded directly to the participant accounts rather than on an allocation basis.

Valuation of Investments

Investments are presented on a current value basis, with the exception of group annuity contracts. These contracts are valued at contract value representing contributions made under the contracts, plus interest at the contract rate, less funds withdrawn. Investments in securities traded on a national exchange are valued based upon the last published quotations for the last business day of the year.

Investment Income

Dividend and interest income is recorded by the trustee as earned. Realized gains and losses from the sale of securities are accounted for as of the settlement date. In calculating such amounts, the cost of investments sold was determined on the basis of the moving average acquisition cost by the trustee.

Expenses

All expenses incurred in the administration of the Plan, including audit fees, recordkeeping expenses and all other costs incurred in the administration of the Plan and Master Trust are borne by the Plan. In addition, administrative expenses of the trustee, brokerage commissions, transfer taxes and all other charges incurred in connection with the purchase and sale of securities are also absorbed by the Plan.

NOTE 2 - DESCRIPTION OF THE PLAN:

The Plan is a defined contribution profit-sharing-savings plan covering employees of the Company and its domestic affiliates and subsidiary companies who meet certain eligibility and participation requirements. The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information. The Plan was comprised of seven investment funds as follows:

WARNER-LAMBERT COMPANY STOCK FUND - Employer contributions are invested in Warner-Lambert Common Stock.

WARNER-LAMBERT EMPLOYEE STOCK FUND - Employee contributions are invested in Warner-Lambert Common Stock at a 10% discount. The remaining 10% is contributed by the Company into the Warner-
Lambert Company Stock fund.

S&P 500 FUND - Employee contributions may be invested in substantially all stocks comprising the Standard & Poor's 500
Stock Index.

FIXED INCOME FUND - Employee contributions may be invested in investments such as contracts with insurance companies, bonds, preferred stocks, or certificates of deposit.

INTERNATIONAL STOCK FUND - Employee contributions are invested in the common stocks of large, established non-U.S. companies outside of the United States.

BALANCED FUND - Employee contributions are invested in a diversified mix of approximately 60% stocks and 40% bonds.

SMALL-CAP VALUE FUND - Employee contributions are invested in primarily common stocks of small companies which are believed to be undervalued at the time of purchase and to have potential for capital appreciation.


The International Stock Fund, Balanced Fund and Small-Cap Value
Fund are new investment options effective November 1, 1993. In addition to the new investment options, several enhancements were made to the Plan, which are discussed below.

Participants may elect to contribute into the Plan from a minimum of 1% up to a maximum of 15% of their basic earnings (as defined by the Plan) each year. Participants have the option of contributing on a before-tax basis, an after-tax basis, or a combination of both methods. The Company contributes for each participant an amount equal to 25% of such participant's contributions, limited to those participant contributions less than or equal to 6% of the participant's basic earnings. Based upon the vesting requirements of the Plan, additional lump-sum matching contributions are recorded each year of 25% to 75% of such participants' contributions, up to 6% of base earnings, based upon growth in the Company's earnings-per-share versus the prior year. All Company contributions are invested in the Warner-Lambert Company Stock Fund. Participants can elect to have their contributions invested in any of the funds noted above with the exception of the Warner-Lambert Company Stock Fund. Effective November 1, 1993, at age fifty-five, participants can transfer assets out of the Company Stock Fund to other investment funds, based upon a schedule.

Changes in the participants' allocations relating to their contributions and the allocation of past contributions and earnings were permitted by the Plan twice a year through October 31, 1993. Effective November 1, 1993, investment changes can be requested daily. Contributions receivable from participants represent amounts allocated to the Plan by participants but not yet remitted to the Master Trust by the Company. Effective November 1, 1993, contributions are deposited in the Plan by the trustee on a weekly versus monthly basis.

A participant may suspend contributions or withdraw from the Plan at any time, subject to certain restrictions and penalties. Generally, participating employees become fully vested in Company contributions made on their behalf to the Plan after completing three years of Plan membership or five years of service. Forfeitures reduce contributions otherwise due from the Company and have not been significant.

Loans may not exceed the lesser of (1) fifty thousand dollars or
(2) 50% of the participant's before-tax balance. Each loan must be for a minimum of one thousand dollars. Any loan will be repaid with interest at a rate that is equal to the prime rate effective at the close of business on the first business day of the quarter in which the loan is taken. Such rate remains in effect for the life of the loan. The term of the loan shall not exceed 48 months. Only one loan may be taken per year and only two loans will be permitted to be outstanding for a participant at any time. Effective November 1, 1993, participants may borrow from both the before-tax account balance and the vested account balance in the Company Stock Fund. In addition, any loan will be repaid with interest at a rate equal to the prime rate effective at the close of business on the last business day of the month before the loan is taken.

In the event of termination of the Plan, or if there is a complete discontinuance of contributions under the Plan, all rights of participants in accumulated investments credited to them become fully vested. If the Plan is terminated by resolution of the Company Board of Directors, the balance in accumulated investments credited to each participant shall be distributed to the participant.

NOTE 3 - FEDERAL INCOME TAX STATUS:

The Internal Revenue Service ("IRS") issued a favorable determination letter to the Plan, dated April 1, 1986, indicating that the Plan documentation as reviewed by the IRS satisfied the requirements of Section 401(a) of the Internal Revenue Code. For the Plan to maintain its tax-qualified status, both its documentation and its operation must continue to comply with the requirements of Internal Revenue Code Section 401(a) and the Employee Retirement Income Security Act of 1974, as amended. The Company has represented that the Plan is tax-qualified, and therefore no provision for income taxes has been taken.

NOTE 4 - PLAN ADMINISTRATION:

The Retirement and Savings Plan Committee of the Warner-Lambert Company Board of Directors (the "Committee") monitors and reports on the selection and termination of trustees and investment managers and on the investment activity and performance. The Committee also implements the overall asset allocation guidelines as established by the Board of Directors and decides on benefit appeals. The Investment Committee, established by the Warner-Lambert Company Board of Directors, is responsible for the daily administration of the Plan, including oversight of plan investments, plan trustees and investment managers.

NOTE 5 - MASTER TRUST FINANCIAL INFORMATION:

At December 31, 1993, the Plan has a 98.6% interest in the Master
Trust. The financial statements for the Master Trust for the year ended October 31, 1993 follow.

                   SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the Warner-Lambert Investment Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                             WARNER-LAMBERT SAVINGS
                             AND STOCK PLAN



Date:  June 27, 1994         By:  /s/ Ernest J. Larini
                                  Ernest J. Larini
                                  Chairman
                                  Warner-Lambert Investment
                                  Committee

                   EXHIBIT INDEX


                                                             Page

Exhibit I  -  Master Trust Statements of Net Assets
              Available for Plan Benefits as of
              October 31, 1993 and 1992.....................

Exhibit II  - Master Trust Statements of Changes in
              Net Assets Available for Plan Benefits
              for the year ended October 31, 1993 and two months
              ended October 31, 1992........................

Exhibit III - Notes to the Master Trust Financial
              Statements....................................

Schedule I    Schedule of Assets Held for Investment at
              October 31, 1993.............................

Schedule II   Schedule of party-in-interest transactions
              and transactions involving an amount in
              excess of 5% of the fair value of plan
              assets........................................

              Consent of Independent Accountants............

                                                                  EXHIBIT I
                                                                   1 of 2
                          WARNER-LAMBERT COMPANY
                               MASTER TRUST
                          STATEMENT OF NET ASSETS
                        AVAILABLE FOR PLAN BENEFITS
                          AS OF OCTOBER 31, 1993
                          (Dollars in thousands)

                      W-L      W-L
                    Company  Employee             Fixed
                     Stock    Stock     S&P 500  Income   Combined
                     Fund     Fund       Fund     Fund      Funds
                    -------  --------   -------  ------   --------
Assets:

Investments, at market value:
 Warner-Lambert Common
 Stock, 3,717,542 shares
 (cost $133,087)    $183,267 $ 75,102   $     -  $    -  $ 258,369

Beneficial interest
 in group annuity
 contracts (cost
 equals market)           -         -         -   106,256  106,256
Equity securities
 (cost $69,957)           -         -     70,873      -     70,873

Short-term investments
 (cost equals market)      -        -          -   42,652   42,652
                    -------- --------   -------- -------- --------
Total Investments    183,267   75,102     70,873  148,908  478,150

Interest receivable       -        23          6       12       41
                    -------- --------   -------- --------  -------

Assets available
 for plan benefits  $183,267 $ 75,125   $ 70,879 $148,920 $478,191

Liabilities:

Accrued administrative
 expenses                 -        27         26       54      107
                    -------- --------   -------- -------- --------
Net assets available
 for plan benefits  $183,267 $ 75,098   $ 70,853 $148,866 $478,084
                    ======== ========   ======== ======== ========









                The accompanying notes are an integral part
                       of the financial statements.

                                                                  Exhibit I
                                                                    2 of 2
                          WARNER-LAMBERT COMPANY
                               MASTER TRUST
                          STATEMENT OF NET ASSETS
                        AVAILABLE FOR PLAN BENEFITS
                          AS OF OCTOBER 31, 1992
                          (Dollars in thousands)


                            W-L      W-L
                          Company  Employee            Fixed
                           Stock    Stock    Equity    Income  Combined
                            Fund     Fund     Fund      Fund     Funds
                          -------  -------- --------  -------- --------

Assets:

Investments, at market value:

Warner-Lambert Common
 Stock, 3,766,876 shares
 (cost $125,302)          $178,425 $ 81,018 $      -  $      - $259,443

Beneficial interest in
 group annuity contracts
 (cost equals market)            -        -        -   111,958  111,958

Equity securities
 (cost $42,227)                  -        -   54,919         -   54,919

Short-term investments
 (cost equals market)          405      594      509       729    2,237

U.S. Treasury obligations
 (cost $26,930)                  -        -        -    27,851   27,851
                          -------- -------- --------  -------- --------

Total investments          178,830   81,612   55,428   140,538  456,408

Dividends and interest
 receivable                      1        2      140       252      395
                          -------- -------- --------  -------- --------

Total assets               178,831   81,614   55,568   140,790  456,803

Liabilities:

 Administrative
  expense payable               55       27       38        38      158
                          -------- -------- --------  -------- --------

Net assets available for
 plan benefits            $178,776 $ 81,587 $ 55,530  $140,752 $456,645
                          ======== ======== ========  ======== ========











                The accompanying notes are an integral part
                       of the financial statements.

                                                                 EXHIBIT II
                                                                     1 of 2
                          WARNER-LAMBERT COMPANY
                               MASTER TRUST
                      STATEMENT CHANGES IN NET ASSETS
                        AVAILABLE FOR PLAN BENEFITS
                    FOR THE YEAR ENDED OCTOBER 31, 1993
                          (Dollars in thousands)

                         W-L     W-L
                       Company Colleague           Fixed
                        Stock   Stock   S&P 500   Income  Combined
                        Fund    Fund      Fund     Fund     Funds
                      -------- -------  -------  -------- --------

Income from investments:
  Interest income     $     25  $   46    $   22  $ 8,605  $ 8,698
  Dividend income        5,709   2,543     1,509    1,954   11,715

Net realized gain on
 securities sold         8,415   2,927    18,870    2,018   32,230

Changes in unrealized
 depreciation           (4,498) (3,696)  (11,776)    (930) (20,900)
                      --------- ------  -------- -------- ---------
Increase in net assets from
 investment activities   9,651   1,820     8,625   11,647   31,743

Contributions:
  Participant                -  15,665     6,679   11,921   34,265
  Company               17,843       -         -        -   17,843
                      --------- ------  -------- -------- --------
Total contributions     17,843  15,665     6,679   11,921   52,108

Distributions to
 participants           22,688   9,156     6,499   23,089   61,432

Administrative expenses    315     181       184      300      980

Interfund transfers          0  14,637    (6,702)  (7,935)       0
                      --------- ------  -------- -------- --------
Increase in net assets
 during the year         4,491  (6,489)   15,323    8,114   21,439

Net assets available for
  plan benefits:

Beginning of period    178,776  81,587    55,530  140,752  456,645
                      -------- -------  -------- -------- --------
End of period         $183,267 $75,098  $ 70,853 $148,866 $478,084
                      ======== =======  ======== ======== ========



                The accompanying notes are an integral part
                       of the financial statements.

                                                                 Exhibit II
                                                                    2 of 2
                          WARNER-LAMBERT COMPANY
                               MASTER TRUST
                    STATEMENT OF CHANGES IN NET ASSETS
                        AVAILABLE FOR PLAN BENEFITS
              FOR THE TWO MONTH PERIOD ENDED OCTOBER 31, 1992
                          (Dollars in thousands)


                            W-L      W-L
                          Company  Employee            Fixed
                           Stock    Stock    Equity    Income  Combined
                            Fund     Fund     Fund      Fund     Funds
                          -------- -------- --------  -------- --------

Income from investments:
 Dividends                $      2 $      3 $    216  $      - $    221
 Interest                        1        3        2     1,864    1,870

Net realized gain
 on securities sold            208       25        2         -      235

Changes in unrealized
 appreciation/(depreciation) 9,182    4,243      531      (298)  13,658
                            -------  ------- --------  -------- --------

Increases in net assets
 from investment activities  9,393    4,274      751     1,566   15,984

Contributions:
 Participant                     -    3,435    1,159     1,757    6,351
 Company                       943      352        -         -    1,295
                           ------- -------- --------  -------- --------
Total contributions            943    3,787    1,159     1,757    7,646

Distributions to
 participants                2,410    1,455      637     2,736    7,238

Administrative expenses         59       29       28        44      160

Transfer in:

 Savings and Stock Plan    169,529   72,523   53,628   138,471  434,151
 Puerto Rico Plan            1,380    2,487      657     1,738    6,262
                           ------- -------- --------  -------- --------

Increase in net assets
 during the year           178,776   81,587   55,530   140,752  456,645

Net assets available for
 plan benefits:

Beginning of period              -        -        -         -        -
                          -------- -------- --------  -------- --------

End of period             $178,776 $ 81,587 $ 55,530  $140,752 $456,645
                          ======== ======== ========  ======== ========








                The accompanying notes are an integral part
                       of the financial statements.

                                                      Exhibit III


                     WARNER-LAMBERT COMPANY
                          MASTER TRUST
                NOTES TO THE FINANCIAL STATEMENTS
                     (Dollars in thousands)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Financial Statement Presentation

The financial statements of the Warner-Lambert Company Master Trust (the "Master Trust") include the assets of the Warner-Lambert Savings and Stock Plan and the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico ("Puerto Rico Plan") (collectively the "Plans") and are prepared on a modified cash basis of accounting. The Plans are defined contribution profit-sharing-savings plans, subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Assets of participating plans were transferred into the Master Trust on September 1, 1992.

The assets of the Plans have been commingled for investment and administrative purposes in the Master Trust. Accordingly, the Plans do not own specific Master Trust assets but rather maintain an undivided beneficial interest in such assets. Each Plan's interest in the Trust is credited or charged for contributions, transfers and distributions. Realized gains and losses and changes in net unrealized appreciation or depreciation on investments were allocated to the Plans based upon each Plan's beneficial interest in the net assets of the Master Trust. Effective September 1, 1993, T. Rowe Price Associates, Inc. replaced State Street Bank and Trust Company of Boston as the trustee. Effective with the change in trustee, realized gains and losses and changes in net unrealized appreciation or depreciation on investments are now recorded directly to the participant accounts rather than on an allocation basis.

Valuation of Investments

Investments in securities traded on a national exchange are valued based upon the last published quotations for the last business day of the year. Other government securities and short-term investments are valued at market value. The Group Annuity Contracts, the principal and interest of which are guaranteed, are valued at contract value representing contributions made under the contracts, plus interest at the contract rate, less funds withdrawn. Mutual shares of pooled investment funds are valued at cost which is equal to market value.

Investment Income

Dividend and interest income are recorded by the trustee as earned. Realized gains and losses from the sale of securities are accounted for as of the settlement date. In calculating such amounts, the cost of investments sold is determined on a basis of the moving average acquisition cost.

ERISA requires the Company to report investment transactions on a current value basis of accounting versus a historical basis of moving average cost which is utilized for the financial statements under generally accepted accounting principles.

Expenses

All expenses incurred in the administration of the Master Trust and the related Plans, including audit fees, recordkeeping expenses, administrative expenses of the Trustee, brokerage commissions, transfer taxes and other charges incurred in connection with the purchase and sale of securities are borne by the Master Trust and are paid out of the fund to which such charges relate. Such expenses are assigned to the Plan from which the expense originated.


NOTE 2 - FEDERAL INCOME TAX STATUS:

Participating plans in the Master Trust are intended to be qualified plans under Section 401(a) of the Internal Revenue Code, and the Master Trust established thereunder is entitled to exemption from federal income tax under the provisions of Section 501(a) of the Code. Accordingly, no provision for federal income tax has been made.

                                                       Schedule I
                     Warner-Lambert Company
                          Master Trust
             Schedule of Assets Held for Investment
                        October 31, 1993
                     (Dollars in thousands)


 Units or                                       Fair Value
Face Value    Description                   Amount    Percent     Cost

3,717,542     Warner-Lambert Company       $258,369    54.0%   $133,087

6,532,028     T.Rowe Price Equity Funds      70,873    14.8      69,957


Beneficial Interest in Group Annuity Contracts:
- - - -----------------------------------------------

Metropolitan Life Insurance                 $17,609     3.7%   $ 17,609
 Co. annuity contract
 GAC - 11680-069, principal
 and interest (9.69% minimum
 annual effective rate)
 guaranteed through 5/1/94

Metropolitan Life Insurance                  42,096      8.8     42,096
 Co. annuity contract
 GAC - 12456-069, principal
 and interest (8.03% minimum
 annual effective rate)
 guaranteed through 5/1/96

Provident National Life                       8,930      1.9      8,930
 Insurance Co. annuity contract
 27-04341, principal and interest
 (8.96% minimum annual effective
 rate) guaranteed through 5/1/94

Security Life Denver Annuity                  7,412      1.6      7,412
 contract FA-0272 (5.70% minimum
 annual effective rate) guaranteed
 through 6/16/00

Peoples Security Annuity                     30,209      6.3     30,209
 Contract BDA00043TR (5.6%
 minimum annual effective
 rate) guaranteed through
 1/1/94
                                           --------            --------
TOTAL                                      $106,256            $106,256

OTHER                                        42,652      8.9 %   42,652
                                           --------            --------
TOTAL INVESTMENT                           $478,150            $351,952
                                           ========            ========

                                                                     Schedule II
                                                                     --------------


                                      WARNER-LAMBERT
                                  SAVINGS AND STOCK PLAN
                      SCHEDULE OF PARTY-IN-INTEREST TRANSACTIONS AND
                     TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5%
                         OF THE FAIR VALUE OF PLAN ASSETS FOR THE
                           TWELVE MONTHS ENDED OCTOBER 31, 1993
                                  (Dollars in thousands)
                                                          Investment Sales,
                        Investment Purchases           Redemptions or Distributions
                        --------------------  ------------------------------------------
                        Total Face            Total Face
                        value or              value or
                        number of  Total      number of
                        shares or  purchase   shares or                        Realized
                         units     Price      units        Cost      Proceeds  Gain
                        -------  ---------    ----------   -------    -------- --------


Fixed Income Fund            32  $ 23,121            8    $ 71,298    $71,663     $ 365

Warner-Lambert
 Common Stock*          285,825    19,368      334,502      23,026     23,529       503


Peoples Security
 Group Annuity BDA00043TR     1    30,000            -           -          -       -


*    Party-in-interest transaction

               Consent of Independent Accountants


We hereby consent to the incorporation by reference in the Prospectus constituting part of the Registration Statement on Form S-8 ( Registration No. 33-12209) of Warner-Lambert Company of our report dated June 20, 1994 appearing in the Annual Report of Warner-Lambert Company Savings and Stock Plan, which is incorporated in this annual report on form 11-K.





PRICE WATERHOUSE

4 Headquarters Plaza North
Morristown, New Jersey 07962
June 20, 1994